ISSUED ON BEHALF OF REED ELSEVIER PLC

Results of Annual General Meeting 2011

The Annual General Meeting of Reed Elsevier PLC was held on Wednesday 20th April.

The table below shows the results of the poll on all 18 resolutions. Each shareholder present in person, or by proxy, was entitled to one vote per share held.

	RESOLUTION	FOR	%	AGAINST	%	WITHHELD
			-		-
1.	Receipt of financial statements	839,363,040	98.42	13,460,157	1.58	11,919,492

2.	Approval of Remuneration Report	761,230,815	89.61	88,256,322	10.39	15,255,552

3.	Declaration of final dividend	852,841,773	100.00	17,372	0.00	11,883,545

4.	Re-appointment of auditors	842,886,392	99.76	2,045,247	0.24	19,810,618

5.	Auditors’ remuneration	852,371,765	99.95	423,970	0.05	11,944,140

6.	Elect Adrian Hennah as a director	852,645,875	99.98	161,906	0.02	11,923,049

7.	Re-elect Mark Armour as a director	852,643,045	99.98	170,447	0.02	11,914,783

8.	Re-elect Mark Elliott as a director	850,291,129	99.70	2,527,141	0.30	11,914,030

9.	Re-elect Erik Engstrom as a director	852,652,833	99.98	166,933	0.02	11,912,620

10.	Re-elect Anthony Habgood as a director	845,324,013	99.12	7,507,804	0.88	11,910,637

11.	Re-elect Lisa Hook as a director	850,827,976	99.77	1,997,460	0.23	11,917,168

12.	Re-elect Robert Polet as a director	850,626,384	99.74	2,187,715	0.26	11,914,136

13.	Re-elect David Reid as a director	753,816,986	90.49	79,244,339	9.51	31,670,975

14.	Re-elect Ben van der Veer as a director	851,071,251	99.79	1,755,243	0.21	11,916,110

15.	Authority to allot shares	823,769,831	96.98	25,615,739	3.02	15,357,034

16.	Disapplication of pre-emption rights	836,637,891	98.11	16,137,346	1.89	11,954,698

17.	Authority to purchase own shares	842,589,325	99.73	2,319,616	0.27	19,833,522

18.	Notice period for general meetings	792,720,521	92.96	60,043,663	7.04	11,978,279

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 16 to 18 are Special Resolutions.

4.	At the close of business on Monday 18 April 2011 the total number of ordinary shares in issue, excluding Treasury shares, was 1,215,961,531.

5.	The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism http://www.hemscott.com/nsm.do and on the Company’s website at www.reedelsevier.com.

6. As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at http://www.hemscott.com/nsm.do.